UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Amendment No. 2)*
Under the Securities Exchange Act of 1934
RenaissanceRe Holdings Ltd.

(Name of Issuer)
Common Stock, U.S. $1.00 par value

(Title of Class of Securities)
G7496G103

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7496G103

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). James N. Standard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		2,750,027[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,302[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,750,027[1]

WITH	8	SHARED DISPOSITIVE POWER

29,302[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,779,329

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.9%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]	Includes 250,027 shares of RenaissanceRe Holdings Ltd. Common Stock owned directly by Mr. Stanard and options to purchase 2,500,000 shares of RenaissanceRe Holdings Ltd. exercisable on or within 60 days of December 31, 2007.

[2]	The shares indicated are shares of RenaissanceRe Holdings Ltd. Common Stock held by Ardshield Associates LP (a family limited partnership). Ardshield Corporation is the general partner of the partnership and Mr. Stanard’s spouse holds 51% of the voting and dispositive power as to these shares. The remaining 49% is held by two trusts benefiting Mr. Stanard’s children for which Mr. Stanard’s father and Mrs. Stanard’s parents act as Trustees.

[3]	Based on 70,850,307 shares of RenaissanceRe Holdings Ltd. Common Stock outstanding as of the close of business on October 22, 2007, as indicated in RenaissanceRe Holdings Ltd.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and filed on October 31, 2007.

ITEM 1.

(a)	Name of Issuer:

RenaissanceRe Holdings Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

Renaissance House 8-20 East Broadway Pembroke HM 19 Bermuda

ITEM 2.

(a)	Name of Person Filing:

James N. Stanard

(b)	Address of Principal Business Office or, if none, Residence:

48 Par-La-Ville Rd., Suite 795 Hamilton Bermuda HM 11

(c)	Citizenship:

USA

(d)	Title of Class of Securities:

Common Stock, U.S. $1.00 par value

(e)	CUSIP Number:

G7496G103

ITEM 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

ITEM 4.	OWNERSHIP

(a)	Amount Beneficially Owned:

See the response to item 9 on the attached cover page.

(b)	Percent of Class:

See the response to item 11 on the attached cover page.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

See the response to item 5 on the attached cover page.

	(ii)	Shared power to vote or to direct the vote:

See the response to item 6 on the attached cover page.

	(iii)	Sole power to dispose or to direct the disposition of:

See the response to item 7 on the attached cover page.

	(iv)	Shared power to dispose or to direct the disposition of:

See the response to item 8 on the attached cover page.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employees benefit plan, pension fund or endowment fund is not required.
As of December 31, 2007, Ardshield Associates LP (a family partnership) is the owner of record of 29,302 shares of RenaissanceRe Holdings Ltd. Common Stock. These interests do not relate to more than five percent of the class.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATION

Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 13, 2008 (Date)

/s/ James N. Stanard

(Signature)

James N. Stanard

(Name/Title)